MarisTech Ltd.

3 Golda Meir Street

Ness Ziona, 7403648 Israel

September 24, 2021

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd.
Draft Registration Statement on Form F-1
Submitted August 2, 2021
CIK No. 0001872964

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of August 23, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On September 24, 2021, we confidentially submitted an amended draft registration statement on Form F-1 (the “Form F-1”). Page references in our responses are to the Form F-1. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the abovementioned registration statement.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Competitive Advantage, page 2

1.	Clarify the phrase “various engagements for the sale of our products.”

Response: We acknowledge the Staff’s comment, and in response thereto, revised and expanded our disclosure on page 2 and added a disclosure on pages 59 and 65 to clarify and describe the nature of our engagements for the sale of our products and solutions.

April 2021 Offering Related Arrangements, page 3

2.	We note the agreement to issue warrants to your Israeli legal advisor. Please disclose whether this is the same legal advisor identified in the “Legal Matters” section as passing upon Israeli law matters and, if so, disclose any applicable information required by Item7.C of Form 20-F.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure on page 3 and throughout the Form F-1, to clarify that the warrants to be issued following the completion of the offering will be issued to Doron Afik, our legal advisor identified in the “Legal Matters” section as passing upon Israeli law matters, and disclosed applicable information required by Item 7.C of Form 20-F in the “Legal Matters” section on page 118.

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

3.	Revise to describe more specifically the nature of the promotion services provided and to be provided.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have amended the agreement to clarify that the services are advisory services rather than promotion services, and have revised our disclosure on page 3 to describe more specifically the nature of the services provided and to be provided to the Company by the advisors.

Summary Financial Data, page 11

4.	Please include earnings per share information in your summary financial table.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the summary financial data table on page 11 to include earnings (loss) per share information.

Risk Factors, page 12

5.	We note your disclosure in the Risk Factors section and elsewhere that you qualify as a smaller reporting company. Please note that a foreign private issuer is not eligible to avail itself of the accommodations for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please refer to SEC Release No. 34-88365 and revise accordingly.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosures in the “Risk Factors” section on page 24, to clarify that as a foreign private issuer, we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with U.S. generally accepted accounting principles

We expect to face significant competition . . ., , page 14

6.	Please support the statement regarding the “clear proven advantages” your products possess.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure in the “Risk Factors” section on page 15 and in the “Business” section on page 62, to state that based on product comparisons that we have conducted, and in reviewing our products against the comparable products offered by our leading competitors, we believe that our products have significant advantages compared to our competitors, both in terms of miniaturization, latency and functionality, and in our products’ ability to provide our customers with a single solution that addresses all their needs in a single customizable, modular, product.

If we are unable to establish sales, marketing and distribution capabilities . . .,, page 15

7.	This risk factor indicates you have no sales staff, contrary to your disclosure on page 59. Please reconcile.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure in the “Risk Factors” section on page 15 to clarify that we currently have a limited sales and marketing infrastructure.

If we are not able to attract and retain highly skilled managerial, technical and marketing personnel, . . ., page 29

8.	This risk factor references the medical device field. Please revise to clarify what products you sell relate to that market.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure in the “Risk Factors” section to remove the reference to the medical device field.

Use of Proceeds, page 34

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

9.	If the proceeds of this offering will repay debt held by affiliates, please revise to highlight that fact and the amount each affiliate will receive.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the proceeds of this offering will not be used to repay debt held by affiliates.

Capitalization, page 36

10.	You disclose the warrants issued with the preferred shares in the March 2021 Private Placement are classified as liabilities within long term debt. Please tell us the provisions in the warrants that were critical in your accounting determinations and how you measure the liability. Please reference authoritative literature that supports your accounting treatment.

Response: As disclosed on page 3 and in Note 15B to our audited financial statement for the year ended December 31, 2020, the warrants issued in the March 2021 Private Placement are exercisable for ordinary shares pursuant to the following terms: (i) if an initial public offering of the ordinary shares is consummated by the Company during a period of 15 months from the issuance date of the warrant, the warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per ordinary share; or (ii) if no initial public offering of the ordinary shares is consummated by the Company during such 15 month period, the warrants will be exercisable until September 24, 2023, at an exercise price of $7.9888 per ordinary share.

The Company analyzed whether the warrants issued in the March 2021 Private Placement are considered indexed to the entity’s own stock based on the provisions of ASC 815-40, Derivatives and Hedging: Contracts in

Entity’s Own Equity, and specifically example 7 in ASC 815-40-55-31. The Company determined that the change in the warrants’ exercise price if an initial public offering occurs within the time frame described above is not an input to the “fixed for fixed” model, and therefore violates Step 2 of the model. Therefore, the warrants are initially measured at fair value, with subsequent changes recognized in earnings.

Measurement: The fair value of the warrants issued in the March 2021 Private Placement at the time of the initial closing, which took place on March 24, 2021, was calculated by an independent valuation expert, preforming numerous iterations using the Black–Scholes option price model, based on the following assumptions:

	Merger and Acquisition Scenario	Initial Public Offering Scenario
Expected volatility (%)	63.2	55.81
Risk-free interest rate (%)	0.24	0.81
Expected Life (years)	2.5	5
Value per share	0.45	1.32
Exercise price (U.S. dollars per share)	6.1248	7.9888

In addition, based on management’s expectations for the merger and acquisition scenario, the value was calculated by performing numerous iterations based on the March 2021 Private Placement with a probability assigned to this case of 80%, and for initial public offering the probability assigned to was 20%. The total value of the warrants was calculated using a weighted average calculation using the above-mentioned percentage.

The fair value of the warrants issued in the March 2021 Private Placement as of March 24, 2021 was $274,294. As of June 30, 2021, the warrants’ fair value revaluation amounted to $593 and is classified within finance expenses item in the Company’s statement of operation for the six-month ended June 30, 2021.

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

11.	We note from your disclosure on page 34 that you intend to use a portion of the proceeds for the repayment of outstanding indebtedness. Please tell us how you considered reflecting this repayment of debt in your pro forma as adjusted capitalization to more completely reflect your expected capitalization following the offering. We further note that you have not provided any pro forma financial statements under Article 11 of Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt repayment with equity proceeds including pro forma income statements in a future amendment of this registration statement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have included updated disclosure in the “Summary Financial Data” section on page 11, the “Capitalization” section on page 38 and the “Dilution” section on page 41 to reflect as adjusted information and to reflect that a portion of the net proceeds is expected to be used to repay a portion of the Company’s outstanding debt and to include narrative disclosure of the adjustments as a result of repayment of such bank loans. In addition, we respectfully advise the Staff that based on the Company’s current expectation to use up to $1 million of the anticipated net proceeds from an expected maximum offering of $15 million, we have concluded that such repayment of bank loans would not have a material impact on the Company’s balance sheet and on the Company’s results of operations for the historical periods presented and determined that pro forma financial statements are not required under Article 11 of Regulation S-X.

12.	Please disclose in the table or in a footnote the number of preferred and ordinary shares issued and outstanding actual, pro forma and pro forma as adjusted.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised disclosure in the Capitalization table on page 38 to disclose the number of preferred and ordinary shares issued and outstanding.

13.	Please disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the revised second bullet and footnote number (1) in the “Capitalization” section on page 38 which state that the as adjusted information assumes no exercise of the over-allotment option by the underwriters.

Dilution, page 39

14.	Please revise to clarify that your net tangible book value per ordinary share is calculated based on the number of ordinary shares issued and outstanding on December 31, 2020 after the reverse stock split, if true.

Response: We note the Staff’s comment and respectfully advise the Staff that all references to share and per share amounts referred to throughout the Form F-1 give effect to the reverse stock split implemented on August 25, 2021, as noted on page ii.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2020 and 2019, page 43

15.	Please revise your discussion of results of operations to provide greater insight into the underlying causes of material changes in the components of net income. For example, you disclose that the increase in revenues was primarily attributable to sales in Switzerland which was offset by a decrease in sales in Israel without providing underlying reasons for the increase/decrease. With regard to cost of revenues, please clarify what is meant by “a change in the revenue’s mixture.” Refer to Item 303 (a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response: We note the Staff’s comment and respectfully advise the Staff that we have revised our discussion of results of operations to provide greater insight into the underlying causes of material changes in the components of net income.

Liquidity and Capital Resources

Overview, page 46

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

16.	We note your discussion here and on page F-8 regarding the growth in your backlog.

Please address the following:

●	Clarify how you define backlog and the criteria you use to determine when an order/contract is included in the backlog;

●	Disclose the dollar amount of backlog believed to be firm and the portion not expected to be filled within the current year;

●	Provide the comparable backlog information for the year ended December 31, 2020;

●	Add requisite risk factor disclosure warning investors that your backlog may not be an indicator of future earnings.

Response: We note the Staff’s comment and respectfully advise the Staff that we have expanded our disclosure on page 49 to include a definition of backlog and the criteria used by the Company to determine when an order/contract is included in the backlog, to disclose the amount of backlog to be firm and the portion not expected to be filled within the current year and to provide the comparable backlog information for the year ended December 31, 2020. In addition, we have added a risk factor on page 13 to clarify that our backlog may not be an indicator of future revenues.

Operating Activities, page 46

17.	Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Refer to Item 303 of Regulation S-K. In your analysis, please include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, describe how changes in trade receivables and inventories contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response: We note the Staff’s comment and respectfully advise the Staff that we have revised our discussion of cash flows from operating activities on page 49 to include a comparative analysis of material changes between periods, and a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.

Contractual Obligations, page 48

18.	Please revise your table of contractual obligations to include all long-term liabilities, including your outstanding debt. Refer to Part 1 Item 5.F of Form 20-F.

Response: We note the Staff’s comment and respectfully advise the Staff that we have revised the contractual obligations table on page 52 to include all long-term liabilities, including outstanding long-term debt.

Business, page 49

19.	Please provide a clear description of your core product offering, which is referred to in various terms (e.g., as a platform, system, solution, and hardware and software). Please also clarify the extent to which your products require incorporation into and integration with a third-party product to be functional, and highlight any material risks this may present. We note your plans to introduce four new products in the last quarter of 2021; please balance this disclosure by describing the anticipated obstacles to, and uncertainties associated with, achieving your plans.

Response: We note the Staff’s comment, and in response thereto revised our disclosure on pages 1, 44, 53, 56 and 65 to provide a clear description of our core products and to clarify that our products and solutions are offered as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrated into their systems and products. In addition, we have added disclosure to clarify that while our XtremeView, Venus, Jupiter and Pluto are all in advanced prototype and validation stages and have been demonstrated to several customers and we currently expect to complete development of such products by the end of 2021, no assurance can be given that we will succeed in completing the development and commercialization of any other products that are currently in research and development stages.

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

20.	You state that your products can be miniaturized down to approximately one inch in size (page 57), but the dimensions of the Neptune Nano, which appears to be your smallest product, are approximately one inch by two inches (or two square inches in area); please revise to reconcile this apparent inconsistency. Please also provide the basis for the statement that your products are the smallest available in the market today. Consider providing the dimensions for the other families of products depicted on pages 54-55.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that the dimensions of our smallest product, the Mars V300, are approximately one inch by one inch. We have revised our disclosure on page 55 to reconcile the inconsistency. In addition, we have revised our disclosure on page 54 to state that our products are some of the smallest products available in the market today. We have also provided the dimensions for the other families of products depicted on pages 57, 58 and 59.

21.	Please revise references to your “broad intellectual property portfolio,” as it appears that you currently have a single pending patent application. Within the Intellectual Property section, please indicate the jurisdiction(s) where your patent applications have or will be filed.

Response: We note the Staff’s comment and respectfully advise the Staff that we have removed reference to “broad intellectual property portfolio” and revised our disclosure on page 60 in the “Intellectual Property” section to clarify that most of the Company’s intellectual property strategy relies on know-how and confidential information as a means to maintain a proprietary and competitive position in the market and to indicate the jurisdiction(s) where our patent applications have and will be filed.

22.	We note that backlog orders and sales are attributed to the process of your products reaching maturity and validation among your customers (page F-8). Please revise the Business section to describe which aspects of your business contribute to backlog. For example, is backlog caused by delays in third-party supply and manufacturing, in-house production, the customization process, and/or other factors? Please also highlight any material risks that may result as you seek to expand your operations.

Response: We note the Staff’s comment and, in response thereto, have included a disclosure on page 66 with respect to the increase in orders and sales and to describe the aspects that have contributed to such increase. We respectfully advise the Staff that the backlog increase is not attributed to any production or product customization delay, but rather mainly a result of new orders received during the year which have not yet been provided.

Production, page 59

23.	Please revise to clarify what you mean by “handle the production of our products.” Do you manufacture your products entirely or rely on third parties to produce the needed components and assemble the final product? If you rely on third parties, describe the nature of you arrangements with them.

Response: We note the Staff’s comment and, in response thereto, revised our disclosure on page 64 to describe the production and manufacturing process of our products and to describe the nature of our arrangements with third parties.

Ordinary Shares, page 84

24.	Page 89 refers investors here for a description of the material terms and provisions of your ordinary shares, but no such disclosure appears in this location. Please revise.

Response: We note the Staff’s comment and respectfully advise the Staff that the material terms of our ordinary shares is included on page 92 in the “Description of Share Capital and Governing Documents” section.

Taxation

Israeli Tax Considerations and Government Programs

Tax Benefits and Grants for Research and Development, page 94

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

25.	The statements on pages 20 and 59, indicating you are not subject to government regulation, appear potentially inconsistent with the restrictions on manufacturing outside Israel, requiring prior approval and royalty payments, described in this section. Please revise and include a cross-reference as appropriate. In addition, we note the reference to any change of ownership of your shares that would make a non-Israeli an “interested party,” as defined in the Research Law, resulting in notice and payment obligations, with possible criminal liability. Please revise to clarify whether these provisions apply to investors purchasing your securities in the offering, or on Nasdaq following the offering, and the potential risks that may arise as a result.

Response: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosures on pages 20 and 66 to state that the Company’s products may be subject to regulation under the provisions of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, as amended, and related regulations and have added a related risk factor in the “Risk Factors” section on page 22. The Company respectfully advises the Staff that during the years 2010 and 2012, it received grants in the aggregate amount of approximately $283,596 (including accumulated interest) from the Israeli Innovation Authority (the “IIA”) for the development of its products. With respect to such grants, the Company is committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. During the year 2012, the Company paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, the Company did not utilize the intellectual property that was developed using the governmental grant in any of its products and no additional grants have been received.

We have revised our disclosure in the "Taxation" section on page 103 to better explain that the payment obligations are only relevant in case of transferring know-how supported by the IIA outside Israel or transferring outside Israel manufacturing of products that were developed with the support of the IIA and the criminal liability is only relevant with regards to transferring of know-how outside of Israel without obtaining a prior approval from the IIA. In addition, offering of securities or any change of control event only require a prior written notice to the IIA.

We also expanded our disclosure in the “Taxation” section on page 103 to state that the Company is in the process of obtaining an approval from the IIA for the offering of securities as part of this offering and will provide the IIA with a prior written notice in connection with any change of control event and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party”.

Enforceability of Civil Liabilities, page 110

26.	Please revise to state that you have irrevocably appointed an agent to receive service of process in any action against you in any U.S. federal or state court arising out of the offering or any purchase or sale of securities in connection with the offering, and provide the agent’s name and address. Please also include risk factors that address the enforceability of judgment and governance of shareholder rights by Israeli law.

Response: We note the Staff’s comment and respectfully advise the Staff that we revised our disclosure on page 118 to state that we have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. We have also included risk factors in the “Risk Factors” section on pages 22 and 23 that address the enforceability of judgment and governance of shareholder rights by Israeli law.

Financial Statements as of December 31, 2020, page F-1

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

27.	Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F.

Response: We note the Staff’s comment and respectfully advise the Staff that we included interim unaudited financial statements for the six months ended June 30, 2021 in the F-1.

28.	Based on your disclosure on page 10, it appears you have effected or intend to effect a one-for-four reverse stock split of your issued and outstanding ordinary shares and preferred shares prior to the effectiveness of this registration statement. Please tell us how you considered to revise your historical financial statements along with financial statement data appearing elsewhere in your filing to give retroactive effect to this reverse stock split. Refer to SAB Topic 4:C.

Response: We note the Staff’s comment and respectfully advise the Staff that we have revised our audited financial statement for the year ended December 31, 2020 to retroactively reflect the reverse stock split implemented on August 25, 2021 on historical number of shares, earnings per share, and related notes.

Notes to the Financial Statements

Note 2 - Significant Accounting Policies

G - Revenue Recognition, page F-10

29.	We note from your disclosure that your products include proprietary software embedded into the tangible products that is not sold separately. Please describe for us the nature of your proprietary software and tell us if your contracts with customers include an obligation to provide updates to the software embedded in the tangible products. If so, please disclose the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

Response: We note the Staff’s comment and respectfully advise the Staff that the Company’s products consist of hardware platforms with embedded software supporting video, audio and data capture, processing, encoding, recording, streaming, display and playback. When the customer purchases the Company’s product, the product comes with a certain embedded software version, and the Company is not obliged (formally or informally) and does not provide the customer with an updated version of the software in the future. If the customer wishes to purchase another or modified hardware product, the product may include new or updated software for which the parties would enter into a new engagement and the customer would pay the selling price. Thus, the Company’s transactions do not include any performance obligation relating to potential upgrades or updates for the software/product.

30.	You disclose revenue from POC contracts are recognized upon delivery of the customized product to the customer. Please explain to us why you believe such products do not meet the criteria for over time recognition, specifically the criteria that they have no alternative use and you have enforceable right of payment. Refer to ASC 606-10-25.

Response: We note the Staff’s comment and respectfully advise the Staff that the Company provides its customers mainly ready-made or off-the-shelf products and, pursuant to some contracts, custom-made products developed and adapted specifically to each customers’ needs. As such, the Company is often required to offer adjustments to its products to meet customers’ precise requirements, or to work closely with the Company’s design and development team in order to make specific additional adjustments to design a product that is best suited for the customer. Such contracts that require adjustments are referred below as POC contracts. It should be noted that the adjustment period is relatively short (usually between two to six months) and the time and costs associated with such adjustments are not material.

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

The Company analyzed the criteria in ASC 606-10-25 to determine whether control over products sold under POC contracts is transferred over time. The Company examined paragraph 606-10-25-27: “An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

c.	The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).”

As the Company’s customers do not receive or consume any benefits in the period of the adjustments (i.e., benefit is provided only by delivery of the product), and as the adjustments are not made on an asset that is controlled by the customer, the Company determined that the POC contracts do not meet the criteria a or b. As to criteria c, the Company has an enforceable right to payment for performance completed through the term of the contract with its customers, if the customer terminates it’s agreement with the Company, the customer is obligated to agreed upon fee up to the next milestone. However, the adjusted product has an alternative use for the Company since its contracts with its customers do not include any restrictions as to the use of the product by the Company for other cause (including selling the product to another customer). In addition, the Company does not have a practical limitation on redirecting the product to another customer. Even though the POC contracts include certain customization efforts, the product does not require a significant rework for it to be suitable for another customer in case the contract is terminated. Therefore, none of the conditions stipulated in ASC 606-10-25-27 are met for recognizing revenue over time. Accordingly, revenue is recognized at a point in time, i.e., upon delivery of the product to the customer.

General

31.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: We respectfully advise the Staff that we have not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials, if any, upon completion of its review.

If you have any questions or require additional information Please call the Company’s attorney, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP

Angela Gomes, Esq., Sullivan & Worcester LLP